Mail Stop 6010


							August 23, 2005



Mr. Michael Braunold
Chief Executive Officer
SPO Medical Inc.
21860 Burbank Blvd., North Building, Suite 380
Woodland Hills, CA 91367

	Re:	SPO Medical Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed June 21, 2005
		File No. 000-11772

Dear Mr. Braunold:

      We have conducted a preliminary review of your filing. In the course of our preliminary review, we have noted matters that we believe should be addressed or otherwise resolved before we commence a detailed review of your filing. When you have satisfactorily addressed these issues, we will commence our detailed review of your filing. These issues are addressed in the comments set forth below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K filed April 27, 2005

1. We note from your Form 8-K filed on April 27, 2005, you consummated your acquisition of SPO Medical, Inc. on April 21, 2005.
We further note this transaction will be accounted for as a reverse acquisition. To date, you have not filed a Form 8-K which includes the financial statements of the acquired entity and the pro forma financial information. The Form 8-K reporting the acquisition should contain the financial statements of the accounting acquirer (the legal acquiree). These financial statements of the accounting acquirer thereafter become the financial statements of the Registrant. Audited financial statements of the accounting acquirer for the two most recent completed fiscal years should be included, if the Registrant was eligible to use S-B Forms. Unaudited interim financial information of the accounting acquirer for any interim period and comparable prior year period, and pro forma information depicting the effects of the acquisition, should be included in the
Form 8-K.

Unless the same Accountant reported on the most recent financial statements of both the Registrant and the accounting acquirer, a reverse acquisition should result in a change in Accountants. A Form
8-K filed in connection with a reverse acquisition should provide the disclosures required by Item 304 of Regulation S-B for the change in independent Accountants, treating the Accountant that no longer will be associated with the Registrant`s financial statements as the predecessor Accountant. The disclosures required by Item 304 with respect to any changes in the accounting acquirer`s auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer`s financial statements must be provided in the first filing containing the accounting acquirer`s financial statements.

A Form 8-K filed in connection with a reverse acquisition should note under the appropriate Form 8-K item number any intended change in fiscal year from that used by the Registrant prior to the acquisition. If the Registrant continues the fiscal year of the legal acquirer (Registrant), then you file periodic reports for periods ending prior to the consummation of the merger as they become due in the ordinary course of business. A transition report on Form 10-KSB is required containing the audited financial statements of the accounting acquirer for the necessary transition period which generally is from the end of the legal acquiree`s most recently completed fiscal year to the next following date corresponding with the end of a fiscal year of the legal acquirer. If the Registrant adopts the fiscal year of the accounting acquirer, no transition report is necessary. You would be required to file periodic reports for periods ending prior to the consummation of the merger as they become due in the ordinary course of business. Starting with the periodic report for the quarter in which the merger was consummated, file reports based on the fiscal year of the accounting acquirer. These financial statements would depict the operating results of the accounting acquirer, including the acquisition of the Registrant from the date of consummation.

Please advise us when you intend to file these reports on Form 8-
K.
Refer to the guidance provided in Item 310 (c) and (d) of Regulation
S-B.

Form 10-QSB for the quarterly period ended June 30, 2005

2. We note that you have not filed your Form 10-QSB for the quarterly period ended June 30, 2005 of which the due date was August 15, 2005.
Please tell us when management expects to file this report with us.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778, Martin James, Senior Assistant Chief Accountant, at
(202)
551-3671, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,



							   	Michele Gohlke
						Branch Chief
Mr. Michael Braunold
SPO Medical, Inc.
August 23, 2005
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